                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Republic Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $2.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  759929102000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             James K. Meguire, Esq.
                          Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 28, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PAGE 1 OF 24 PAGES                                     Exhibit Index at page 23

CUSIP NO.  759929102000           13D                        PAGE  2 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 George P. Bauer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                         516,878
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                         516,878
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         516,878
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  3 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Harrison I. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                         516,435
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                         560,879
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         560,879
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            5.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  4 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Thomas B. Hunter, III
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                          20,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                          20,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          20,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  5 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Richard D. Michaels
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           1,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           1,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       Less than
                                                                          0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  6 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Adeline S. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  7 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Harold H. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  8 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Helen H. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           2,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           2,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           2,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  9 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                Lois L. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       Less than
                                                                          0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 10 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Margot M. Brinley
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       Less than
                                                                          0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 11 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                Amy M. Heinreich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                           1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                           1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       Less than
                                                                          0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 12 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Heather A. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                          10,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                          10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 13 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Jennifer W. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                          10,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                          10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 14 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                Robin M. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                          10,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                          10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 15 OF 24 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Duncan M. Toll
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                            U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                          10,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                          10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000                                      PAGE 16 OF 24 PAGES


         This Amendment No. 2 to Schedule 13D amends and restates in full as set forth below Items 2, 3, 5, 6 and 7 of the Schedule 13D as originally filed on October 1, 1999 (the "Original Schedule 13D") and as amended by Amendment No. 1 thereto (filed on December 15, 1999). Terms not defined in this Amendment No. 2 shall have the respective meanings given to such terms in the Original Schedule 13D.


ITEM 2.      IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly on behalf of George Bauer ("Mr. Bauer"), Harrison I. Steans ("Mr. Steans"), Thomas B. Hunter, III ("Mr. Hunter"), Richard D. Michaels ("Mr. Michaels"), Adeline S. Morrison ("Mrs. Adeline Morrison"), Harold H. Morrison ("Mr. Harold Morrison"), Helen H. Morrison ("Ms. Helen Morrison"), Lois L. Morrison ("Ms. Lois Morrison"), Margot
M. Brinley ("Ms. Brinley"), Amy M. Heinrich ("Ms. Heinrich"), Heather A. Steans ("Ms. Heather Steans"), Jennifer W. Steans ("Ms. Jennifer Steans"), Robin M. Steans ("Ms. Robin Steans") and Duncan M. Toll ("Mr. Toll"). In this Schedule 13D, such persons are sometimes referred to collectively as the "Filing Persons" and individually as a "Filing Person". Each of the Filing Persons is a U.S. citizen.

         Mr. Bauer is the Chairman and Chief Executive Officer of the G.P.B. Group, Ltd., a privately-held investment banking and consulting firm. The business address of Mr. Bauer and G.P.B. Group, Ltd. is 128 Dunning Road, New Canaan, Connecticut 06840.

         Mr. Steans is Chairman of the Board of Financial Investments Corporation, a private equity investment firm specializing in real estate and financial services. The business address of Mr. Steans and Financial Investments Corporation is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Mr. Hunter is a retired investor. His address is 911 Woodbine Place, Lake Forest, Illinois 60015.

         Mr. Michaels is President of Financial Investments Corporation. The business address of Mr. Michaels is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Mrs. Adeline Morrison is a retired investor. Her address is 1000 N. Hawthorne Place, Lake Forest, Illinois 60045.

         Mr. Harold Morrison is a retired investor. His address is 1000 N. Hawthorne Place, Lake Forest, Illinois 60045.

         Ms. Helen Morrison is an attorney and partner in the law firm of McDermott, Will & Emery. The business address of Ms. Morrison and McDermott, Will & Emery is 227 W. Monroe Street, Suite 4400, Chicago, Illinois 60606.

CUSIP NO. 759929102000                                      PAGE 17 OF 24 PAGES

         Ms. Lois Morrison is the manager of the Campaign for Sensible Growth with the Metropolitan Planning Council, a 65-year old non-profit firm focused on planning issues in Metropolitan Chicago. The business address of Ms. Morrison and the Metropolitan Planning Council is 25 E. Washington Street, Suite 1600, Chicago, Illinois 60602.

         Ms. Brinley is a counselor with the St. Joseph's Adolescent and Family Services Center ("St. Joseph's"). The business address of Ms. Brinley and St. Joseph's is 325 W. 12th Street, Dallas, Texas 75208.

         Ms. Heinrich is an investor. Her address is 8900 N. Lake Drive, Bayside, Wisconsin 53217.

         Ms. Heather Steans is the economic development coordinator for the Civic Committee. The business address of Ms. Steans and the Civic Committee is 21 S. Clark Street, Suite 3120, Chicago, Illinois 60603.

         Ms. Jennifer Steans is the Executive Vice President of Financial Investments Corporation. The business address of Ms. Steans is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Ms. Robin Steans is a Trustee of the Steans Family Foundation. The business address of Ms. Steans and the Steans Family Foundation is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Mr. Toll is the President of G.P.B. Group, Ltd. The address of Mr. Toll is 220 Dudley Road, Wilson, Connecticut 06897.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each of the Filing Persons is given solely by such Filing Person, and no Filing Person assumes responsibility for the accuracy or completeness of information given by another Filing Person. By their signatures on this Statement (or a related power of attorney), each of the Filing Persons agrees that this Statement is filed on behalf of such Filing Person.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Information regarding the amount of funds used by each Filing Person to acquire the shares of Common Stock beneficially owned by such filing person is provided in the first table in

CUSIP NO. 759929102000                                      PAGE 18 OF 24 PAGES

Item 5 of this Schedule and is incorporated by reference in this Item 3. Unless otherwise indicated in such table, the source of each such amount was personal funds of the Filing Person.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth for each of the Filing Persons (i) the number of shares of Common Stock beneficially owned by such Filing Person as of the close of business on January 18, 2000, (ii) the percentage of the outstanding Common Stock that such number represents, and (iii) the aggregate amount of funds used by such Filing Person to acquire the shares of Common Stock beneficially owned by such Filing Person. All such amounts represented personal funds of the respective Filing Persons.

                                                 Percent of        Amount
       Filing Person               Shares      Outstanding(1)     of Funds
       -------------               ------      --------------     --------
    George P. Bauer               516,878           4.9%        $7,038,924
    Thomas B. Hunter, III          20,000           0.2%        $  268,313
    Richard D. Michaels             1,000             *         $   15,000
    Adeline S. Morrison             7,000             *         $   97,628
    Harold H. Morrison              7,000             *         $   97,628
    Helen H. Morrison               2,000             *         $   29,940
    Lois L. Morrison                1,500             *         $   22,410
    Margot M. Brinley               1,500             *         $   22,410
    Amy M. Heinrich                 1,500             *         $   22,410
    Harrison I. Steans            560,879(2)        5.3%        $8,895,030
    Heather A. Steans              10,000           0.1%        $  142,568
    Jennifer W. Steans             10,000           0.1%        $  142,568
    Robin M. Steans                10,000           0.1%        $  142,568
    Duncan M. Toll                 10,000           0.1%        $  125,625
------------------
*    Less than 0.1%.

(1) The ownership percentages in this Schedule 13D are based upon (i) the 10,554,740 shares of Common Stock that the Issuer reported as outstanding as of November 30, 1999 in its Registration Statement on Form S-3/A filed with the Securities and Exchange Commission (the "SEC") on December 30, 1999 and (ii) in the case of Mr. Steans, the 44,444 shares of Common Stock (the "Conversion Shares") issuable upon conversion of the $800,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2014 held by Mr. Steans. (As required by the rules of the SEC, the Conversion Shares are considered outstanding for purposes of computing the ownership percentage of Mr. Steans.)

(2) The shares beneficially owned by Mr. Steans include 516,435 shares of Common Stock and 44,444 Conversion Shares.

CUSIP NO. 759929102000                                      PAGE 19 OF 24 PAGES

         The filing of this Schedule 13D shall not be construed as an admission that any Filing Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Filing Person. If, however, the Filing Persons are considered to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Filing Person would be considered to be the beneficial owner of an aggregate of 1,159,257 shares of Common Stock (including the 44,444 Conversion Shares), or approximately 11.0% of the Common Stock outstanding as of November 30, 1999.

         The following table sets forth the transactions effected by or on behalf of (see Item 6 below) the Filing Persons in the Common Stock during the past 60 days. All such transactions were made on the open market by or on behalf of the Filing Person. Prices include commissions, if any.

         Filing Person      Trade Date      Shares Purchased    Price Per Share
         -------------      ----------      ----------------    ---------------

    Mr. Steans              17-Nov-99               200              14.50
                            18-Nov-99             8,000              14.97
                            19-Nov-99             2,000              14.50
                            22-Nov-99             4,100              14.50
                            23-Nov-99             5,100              14.50
                            24-Nov-99             4,900              14.50
                          29/30-Dec-99          156,935              12.56

    Mr. Bauer                6-Dec-99             3,000              13.69
                             7-Dec-99             5,100              13.85
                             8-Dec-99             9,250              13.75
                            10-Dec-99             1,500              13.39
                            15-Dec-99             2,700              13.00
                            16-Dec-99             6,000              13.125
                            16-Dec-99             3,000              12.875
                            16-Dec-99             3,000              12.812
                            17-Dec-99             6,000              12.75
                            20-Dec-99            12,000              12.75
                            20-Dec-99             3,000              12.812
                            21-Dec-99             6,000              12.75
                            22-Dec-99             6,000              12.75
                            23-Dec-99             6,400              12.625
                            27-Dec-99             3,000              12.625
                            27-Dec-99             3,000              12.50
                            27-Dec-99             9,000              12.375
                            28-Dec-99             2,300              12.875
                            28-Dec-99             3,700              12.625
                            28-Dec-99            65,000              12.50

CUSIP NO. 759929102000                                      PAGE 20 OF 24 PAGES


         Filing Person      Trade Date      Shares Purchased    Price Per Share
         -------------      ----------      ----------------    ---------------

                            29-Dec-99             6,000              12.50
                            29-Dec-99             3,000              12.625
                            29-Dec-99            33,141              12.562
                            30-Dec-99             6,000              12.50
                            31-Dec-99             6,587              12.50
                            03-Jan-00             1,000              12.50
                            04-Jan-00             3,000              12.50
                            04-Jan-00             3,000              12.375

    Mr. Hunter            29/30-Dec-99            3,000              12.56

    Mr. Michaels               N.A.                   0               N.A.

    Mrs. Adeline Morrison   12-Nov-99             1,000              14.94
                          29/30-Dec-99            3,000              12.56

    Mr. Harold Morrison     12-Nov-99             1,000              14.94
                          29/30-Dec-99            3,000              12.56

    Ms. Helen Morrison      12-Nov-99             1,000              14.94

    Ms. Lois Morrison       12-Nov-99             1,500              14.94

    Ms. Brinley             12-Nov-99             1,500              14.94

    Ms. Heinrich            12-Nov-99             1,500              14.94

    Ms. Heather Steans      12-Nov-99             2,000              14.94
                          29/30-Dec-99            3,000              12.56

    Ms. Jennifer Steans     12-Nov-99             2,000              14.94
                          29/30-Dec-99            3,000              12.56

    Ms. Robin Steans        12-Nov-99             2,000              14.94
                          29/30-Dec-99            3,000              12.56

    Mr. Toll              29/30-Dec-99           10,000              12.56


         Each of Filing Person has sole voting and dispositive power with respect to the shares of Common Stock owned by him and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

CUSIP NO. 759929102000                                      PAGE 21 OF 24 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         All of the shares of Common Stock purchased by the Filing Persons other than Mr. Steans and Mr. Bauer have been purchased for such persons by Mr. Steans or Mr. Bauer. The 156,935 shares of Common Stock acquired by Mr. Steans on December 29 and 30, 1999 were purchased for his account by Mr. Steans. In addition, the Filing Persons consult with each other from time to time and exchange information concerning the Issuer, their respective investments in Common Stock and their discussions with management, directors and other security holders of the Issuer. Accordingly, the Filing Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         Other than as described under this Item 6 and the Filing Persons' agreement to file jointly this Schedule 13D, the Filing Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         The information set forth on the attached Exhibit Index is incorporated by reference.

CUSIP NO. 759929102000                                      PAGE 22 OF 24 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



GEORGE P. BAUER
For himself and as attorney-in-fact for Duncan M. Toll




    /s/ GEORGE P. BAUER
-------------------------------------
Name:    George P. Bauer
Date:    January 19, 2000



HARRISON I. STEANS
For himself and as attorney-in-fact for the following persons:

Thomas B. Hunter, III
Richard D. Michaels
Adeline S. Morrison
Harold H. Morrison
Helen H. Morrison
Lois L. Morrison
Margot M. Brinley
Amy M. Heinrich
Heather A. Steans
Jennifer W. Steans
Robin M. Steans




    /s/ HARRISON I. STEANS
--------------------------------------
Name:    Harrison I. Steans
Date:    January 19, 2000

CUSIP NO. 759929102000                                      PAGE 23 OF 24 PAGES


                                  Exhibit Index


Exhibit 99.2 - Power of Attorney